Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: November 9, 2020

Announcement Regarding the Merger

On November 6, 2020, TOTVS S.A., a Brazilian corporation (“TOTVS”), filed with the Brazilian Exchange Commission (“CVM”) the minutes of the meeting of its board of directors held on October 28, 2020. An English translation of the minutes of TOTVS’s board of directors meeting held on October 28, 2020 is attached as Exhibit 1.

No Offer or Solicitation

This Notice is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found

In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS’ management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

TOTVS S.A.
Corporate Taxpayer ID (CNPJ) 53.113.791/0001-22
Company Registry (NIRE) 35.300.153.171

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING HELD ON OCTOBER 28, 2020

1.                DATE, TIME AND PLACE: meeting held on October 28, 2020, at 8:30 a.m., pursuant to articles 17 and 28 of the Charter of the Board of Directors of TOTVS S.A. (“TOTVS” or the “Company”).

2.       CHAIR AND SECRETARY: Chairman: Mr. Laércio José de Lucena Cosentino; Secretary: Ms. Téssie Massarão Andrade Simonato.

3.                CALL AND ATTENDANCE:  Call notice was duly carried out, pursuant to article 18, paragraph 1 of TOTVS's Bylaws, and article 15 of the Board of Directors' Charter. All members of the Board of Directors (the “Board”) were present, namely: Messrs. Laércio José de Lucena Cosentino, Eduardo Mazzilli de Vassimon, Gilberto Mifano, Guilherme Stocco Filho, Mauro Rodrigues da Cunha, and Misses Maria Letícia de Freitas Costa and Sylvia de Souza Leão Wanderley. Also present as guests, Messrs. Dennis Herszkowicz, Chief Executive Officer of the Company, and Gilsomar Maia Sebastião, Chief Financial and Investor Relations Officer. Mr. Sérgio Paupério Sério Filho, Investor Relations Manager, also attended part of the meeting.

4.       AGENDA: (I) Extension of the effective term of the proposal for a business combination with Linx S.A. (the “Proposal”, and “Linx”) and the draft of material fact; (II) Report on the work of the Audit Committee (“COAUD”): Resolution: (a) Approval of the Company's financial statements for the third quarter of 2020, with a special review by independent auditors 'Ernst Young Auditores Independentes' (“EY”); (b) Proposal for additional fees from EY; (III) Discussion about the Extraordinary General Meeting of the Company (“EGM TOTVS-Linx”), as well as the Proposal.

5.       PRESENTATIONS AND RESOLUTIONS:

Starting the proceedings, the Chairman of the Board declared the meeting established and informed the topics to be resolved as contained in the agenda.

5.I. Proposed extension and draft of material fact

It is hereby ratified that on October 20, 2020 the Board of Directors electronically approved the extension of the Proposal, which will remain effective until December 31, 2020, as well as the draft of the material fact that reports such extension.

5.II. Report of the work of the Audit Committee

After the report on the work of COAUD followed by discussions and suggestions from the directors, the Board of Directors unanimously approved:

•	the Financial Statements for the 3rd quarter of 2020, with a special review by EY, as well as the Earnings Release.

•	the proposal of additional fees for EY to perform certain additional services connected to other projects of the Company that are not included in the scope of regular audit work.

5.III.  Discussion about the call for the EGM TOTVS-LINX and the Proposal

The Board of Directors met on the present date to discuss the EGM TOTVS-Linx called to be held on November 27, 2020. Then, the Proposal was discussed. There were no deliberations.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: With no other matter to discuss, the Chairman called the meeting to a close. These minutes were read and approved, without any reservations, by all those present. We hereby certify that this is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, October 28, 2020